UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously announced, on December 1, 2022, Farfetch Limited (the “Company”) will host a Capital Markets Day with financial analysts and institutional investors where the Company’s Executive Leadership Team will provide an update on the Company’s strategic growth plan and financial targets. A live webcast of the Capital Markets Day will be available on the Company’s Investor Relations website at http://farfetchinvestors.com beginning at 9:00 a.m. Eastern Standard Time on December 1, 2022, and the accompanying presentation materials will become available throughout the course of the live webcast. A webcast replay and the presentation materials will be available for at least 30 days following the event.

Excerpted information from the presentation materials to be discussed during the live webcast is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Farfetch Limited Capital Markets Day, December 1, 2022 – Excerpted Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: December 1, 2022	By:	/s/ José Neves
José Neves
Chief Executive Officer